SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. [NO FEE REQUIRED]

For the fiscal year ended June 30, 2005

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ______________ to _______________

Commission file number           000-01859

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: The Knape & Vogt Manufacturing Company Employees’ Retirement Savings Plan.

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

KNAPE & VOGT MANUFACTURING COMPANY
2700 Oak Industrial Drive, N.E.
Grand Rapids, Michigan 49505

KNAPE & VOGT MANUFACTURING COMPANY EMPLOYEES’
RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of June 30, 2005 and 2004	2

Statement of Changes in Net Assets Available for Benefits
for the Year Ended June 30, 2005	3

Notes to Financial Statements as of June 30, 2005 and 2004,
and for the Year Ended June 30, 2005	4	-7

SUPPLEMENTAL SCHEDULES:	8

Form 5500, Schedule H, Part IV, Line 4i--Schedule of Assets (Held at End of Year)
as of June 30, 2005	9

Form 5500, Schedule H, Part IV, Line 4j--Schedule of Reportable Transactions
for the Year Ended June 30, 2005	10	-11

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants in
Knape & Vogt Manufacturing Company Employees’
Retirement Savings Plan
Grand Rapids, Michigan

We have audited the accompanying statements of net assets available for benefits of Knape & Vogt Manufacturing Company Employees’ Retirement Savings Plan (the “Plan”) as of June 30, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended June 30, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 2005 and 2004, and the changes in net assets available for benefits for the year ended June 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of June 30, 2005, and (2) transactions in excess of 5% of the current value of plan assets for the year ended June 30, 2005, are presented for the purpose of additional analysis and are not required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Grand Rapids, Michigan
December 14, 2005

KNAPE & VOGT MANUFACTURING COMPANY EMPLOYEES’
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF JUNE 30, 2005 AND 2004

	2005	2004

ASSETS:
Investments--at fair value	$16,593,036	$15,613,691

Receivables:
Interest and dividends	15	507
Participant contributions	-	24,540
Employer contributions	-	38,132

Total receivables	15	63,179

Total assets	16,593,051	15,676,870

LIABILITIES--
Accrued administrative expenses	18,518	10,712

NET ASSETS AVAILABLE FOR BENEFITS	$16,574,533	$15,666,158

See notes to financial statements.

KNAPE & VOGT MANUFACTURING COMPANY EMPLOYEES’
RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED JUNE 30, 2005

ADDITIONS TO ASSETS:
Contributions:
Participant contributions	$1,290,161
Rollover contributions	35,805
Employer contributions	204,671

Total contributions	1,530,637

Investment income:
Net appreciation in fair value of investments	583,796
Interest and dividends	425,603

Net investment income	1,009,399

Total additions to assets	2,540,036

DEDUCTIONS FROM ASSETS:
Benefits paid to participants	1,597,387
Administrative expenses	34,274

Total deductions from assets	1,631,661

INCREASE IN NET ASSETS	908,375

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	15,666,158

End of year	$16,574,533

See notes to financial statements.

KNAPE & VOGT MANUFACTURING COMPANY EMPLOYEES’
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF JUNE 30, 2005 AND 2004, AND FOR THE YEAR ENDED JUNE 30, 2005

1.	DESCRIPTION OF THE PLAN

The following description of Knape & Vogt Manufacturing Company Employees’ Retirement Savings Plan (the “Plan”) is provided for general information purposes only. The Plan, a defined-contribution plan, is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Reference should be made to the Plan document for more complete information.

Plan Sponsor—Knape & Vogt Manufacturing Company (the “Company”) is the sponsor of the Plan. The Board of Directors of the Company (the “Board”) controls and manages the operation and administration of the Plan.

Trustee—Under a trust agreement with the Plan administrator, Wilmington Trust is trustee of the Plan. In accordance with the responsibilities of the trustee, as designated in the trust agreement, the trustee administers and invests the Plan’s assets and income for the benefit of the Plan’s participants. Effective March 31, 2005, responsibilities as trustee were transferred from Fifth Third Bank.

Plan Year—The Plan year ends on June 30.

Participation Requirements—The Plan is a defined contribution plan covering substantially all U.S. employees of the Company who have completed one hour of service with the Company. The Plan additionally covered employees at Feeny Manufacturing Company (“Feeny”). As of January 21, 2005, the Board approved the closure of the Feeny facility. All Feeny employees became fully vested on this date. Feeny employees were eligible for profit-sharing after completing one year of service. Plan entry dates are every January 1, April 1, July 1, and October 1.

Contributions—Each year, participants may contribute a portion of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. The Company’s matching contribution for hourly employees, excluding Feeny employees, is 50% of the first 4% of base compensation that a participant contributed to the Plan. Additional amounts may be contributed at the discretion of the Board. The Board did not declare a profit-sharing contribution for Feeny employees for the year ended June 30, 2005. There is no matching contribution for salaried employees.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contribution, and allocations of Company discretionary contributions, Plan earnings, and administrative expenses. Allocations are based on the relationship of a participant’s account balance in each investment fund to the total of all account balances in that fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers mutual funds, a stable value fund, and a stock fund, which is invested in the Company’s stock, as investment options for participants.

Vesting—Participants are immediately and fully vested in his/her voluntary contributions and the Company’s matching contribution plus actual earnings thereon. Vesting in the Company’s discretionary profit-sharing contribution portion of their accounts is based on years of continuous service. Company profit-sharing contributions and earnings thereon vest as follows:

Years of Service	Percentage Vested
Less than 2	0%
2	10
3	20
4	40
5	60
6	80
7 or more	100

Forfeited balances of terminated participants are allocated to the remaining participants eligible to receive a profit-sharing contribution, based on the ratio of each participant’s compensation for the plan year to total eligible participants’ compensation for the plan year. There were forfeitures of $13,527 and $13,277 for 2005 and 2004, respectively.

Payment of Benefits—Benefits may be paid to a participant or beneficiary upon retirement, total and permanent disability, death, financial hardship, or termination of employment in a lump-sum amount equal to the value in the participant’s account in accordance with the Plan provisions.

Administrative Expenses—All expenses are paid by the Company with the exception of trustee, investment advisor fees and administrative services paid by the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. Quoted market prices are used to value investments, if available. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Units of the stable value fund and stock fund are valued daily based on the total fund value divided by the number of outstanding units.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near-term and that such changes could materially affect the amounts reported in the financial statements.

Payment of Benefits—Benefit payments to participants are recorded upon distribution. As of June 30, 2005 and 2004, there were no amounts due to persons who had elected to withdraw from the Plan but had not yet been paid.

3.	PLAN TERMINATION

The Plan may be discontinued at any time by the Company subject to the provisions set forth in ERISA, but only upon the condition that such action shall render it impossible for any part of the trust to be used for purposes other than the exclusive benefit of participants. Upon complete or partial termination of the Plan, including complete discontinuance of contributions, participants would become 100% vested in their account and the trust will continue to be administered as provided in the trust agreement. The Company currently has no intention to terminate the Plan.

4.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of June 30, 2005 and 2004, are as follows:

	2005	2004
Vanguard 500 Index Fund	$7,088,132	$-
American Funds American Balanced Fund	3,352,503	2,518,135
Pimco Funds Total Return Fund	1,280,744	-
Dodge & Cox Stock Fund	1,003,534	-
Gartmore Morley Stable Value Fund	836,895	-
Fifth Third Equity Index Fund	-	7,138,715
Fifth Third Intermediate Bond Fund	-	1,346,748
Fifth Third Prime Money Market Fund	-	908,105
Franklin Small-Mid Cap Growth Fund	-	818,274

During the year ended June 30, 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Vanguard 500 Index Fund	$71,756
American Funds American Balanced Fund	41,893
Dodge & Cox Stock Fund	50,605
Pimco Funds Total Return Fund	27,921
Gartmore Morley Stable Value Fund	6,408
Other funds	385,213

Net appreciation in fair value of investments	$583,796

5.	TRANSACTIONS WITH PARTIES-IN-INTERST

Fees for trustee, investment advisor services, and administrative services were paid by the Plan. Fees paid by the Plan for services rendered by parties-in-interest were based on customary and reasonable rates for such services.

Certain Plan investments are managed by the trustee. Such investments fall within the investment guidelines of the Plan and are considered related party transactions. As of June 30, 2005 and 2004, the Plan held $116 and $9,445,361, respectively, of such investments.

Additionally, the Plan invests in a stock fund that holds Company common stock. As of June 30, 2005 and 2004, the Plan held $481,489 and $491,574, respectively, of the stock fund.

6.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 14, 2003 that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

* * * * * *

SUPPLEMENTAL SCHEDULES

KNAPE & VOGT MANUFACTURING COMPANY EMPLOYEES’
RETIREMENT SAVINGS PLAN

PLAN NUMBER 003
EMPLOYER IDENTIFICATION NUMBER: 38-0722920

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF JUNE 30, 2005

	Identity of issue, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
*	Stock Fund	Knape & Vogt Manufacturing
		Company common stock	#	$481,489

*	Wilmington Trust Company	Prime Money Market Portfolio	#	116

	Vanguard	500 Index Fund	#	7,088,132

	American Funds	American Balanced Fund	#	3,352,503

	Pimco Funds	Total Return Fund	#	1,280,744

	Dodge & Cox	Stock Fund	#	1,003,534

	Gartmore Morley	Stable Value Fund	#	836,895

	Calamos Investments	Growth Fund	#	739,805

	Franklin Templeton Investments	Balance Sheet Investment Fund	#	478,069

	T. Rowe Price	Mid-Cap Value Fund	#	432,695

	American Funds	The Growth Fund of America	#	377,277

	Thornburg	International Value Fund	#	375,044

	The Hartford	Capital Appreciation Fund	#	141,858

	Heritage	Small-Cap Fund	#	4,875

	TOTAL			$16,593,036

# The cost of participant-directed investments is not required to be disclosed.

* Denotes party-in-interest to the Plan.

KNAPE & VOGT MANUFACTURING COMPANY EMPLOYEES’
RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4j—
SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED JUNE 30, 2005

(a) Identity of Party Involved	(b) Description of Asset, Including Interest Rate and Maturity in Case of Loan	(c) Purchase Price	(d) Selling Price	(e) Lease Rental	(f) Expenses Incurred With Trans- action	(g) Cost of Asset	(h) Current Value	(i) Net Gain (loss)
i) A single transaction in excess of 5% of the beginning of the Plan year current value of assets:
Fifth Third Bank	Fifth Third Prime Money Market Fund	$-	$1,009,169			$1,009,169	$1,009,169	$-
Fifth Third Bank	Fifth Third Prime Money Market Fund	902,605				902,065	902,065
Fifth Third Bank	Fifth Third Prime Money Market Fund		910,336			910,336	910,336
Fifth Third Bank	Franklin Small-Mid Cap Growth Fund		795,501			280,792	795,501	514,709
Fifth Third Bank	Dodge & Cox Stock Fund		836,986			367,520	836,986	469,466
Fifth Third Bank	Fifth Third Equity Index Fund		7,336,441			1,916,086	7,336,441	5,420,355
Fifth Third Bank	American Funds American Balanced Fund		2,626,278			704,883	2,626,278	1,921,395
Fifth Third Bank	Fifth Third Intermediate Bond Fund		1,238,373			500,487	1,238,373	737,886
Wilmington Trust Company	American Funds American Balanced Fund	3,297,803				3,297,803	3,297,803
Wilmington Trust Company	Calamos Investments Growth Fund	795,501				795,501	795,501
Wilmington Trust Company	Pimco Funds Total Return Fund	1,281,361				1,281,361	1,281,361
Wilmington Trust Company	Gartmore Morley Stable Value Fund	910,336				910,336	910,336
Wilmington Trust Company	Vanguard 500 Index Fund	7,336,441				7,336,441	7,336,441
Wilmington Trust Company	Wilmington Trust Company Prime
	Money Market Portfolio	910,336				910,336	910,336
Wilmington Trust Company	Wilmington Trust Company Prime
	Money Market Portfolio		910,336			910,336	910,336
Wilmington Trust Company	Dodge & Cox Stock Fund	805,774				805,774	805,774
iii) A series of transactions with respect to securities of the same issue which amount in the aggregate to more than 5% of the beginning of the Plan year current value of assets:
Fifth Third Bank	Fifth Third Prime Money Market Fund	264,949				264,949	264,949
			1,172,019			1,172,019	1,172,019
Fifth Third Bank	Fifth Third Equity Index Fund	568,842				568,842	568,842
			498,799			420,382	498,799	78,417
Fifth Third Bank	Fifth Third Prime Money Market Fund	1,376,785				1,376,785	1,376,785
			1,376,785			1,376,785	1,376,785

(Continued)

KNAPE & VOGT MANUFACTURING COMPANY EMPLOYEES’
RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4j—
SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED JUNE 30, 2005

(a) Identity of Party Involved	(b) Description of Asset, Including Interest Rate and Maturity in Case of Loan	(c) Purchase Price	(d) Selling Price	(e) Lease Rental	(f) Expenses Incurred With Trans- action	(g) Cost of Asset	(h) Current Value	(i) Net Gain (loss)
iii) A series of transactions with respect to securities of the same issue which amount in the aggregate to more than 5% of the beginning of the Plan year current value of assets (continued):
Fifth Third Bank	Franklin Small-Mid Cap Growth Fund	$48,731	$-			$48,731	$48,731	$-
			952,253			316,680	952,253	635,573
Fifth Third Bank	Dodge & Cox Stock Fund	217,414				217,414	217,414
			901,549			389,597	901,549	511,952
Fifth Third Bank	Fifth Third Equity Index Fund	552,703				552,703	552,703
			8,020,297			2,216,599	8,020,297	5,803,698
Fifth Third Bank	American Funds American Balanced Fund	176,902				176,902	176,902
			2,723,931			720,977	2,723,931	2,002,954
Fifth Third Bank	Dodge & Cox Balanced Fund	159,343				159,343	159,343
			719,542			321,552	719,542	397,990
Fifth Third Bank	Fifth Third Intermediate Bond Fund	69,653				69,653	69,653
			1,307,689			510,072	1,307,689	797,617
Fifth Third Bank	Knape & Vogt Manufacturing Company
	Stock Fund	196,904				196,904	196,904
			691,352			295,174	691,352	396,178
Wilmington Trust Company	American Funds American Balanced Fund	3,465,398				3,465,398	3,465,398
			154,426			152,687	154,426	1,739
Wilmington Trust Company	Calamos Investments Growth Fund	836,455				836,455	836,455
			107,826			107,649	107,826	177
Wilmington Trust Company	Pimco Funds Total Return Fund	1,332,898				1,332,898	1,332,898
			80,077			78,670	80,077	1,407
Wilmington Trust Company	Gartmore Morley Stable Value Fund	1,028,897				1,028,897	1,028,897
			198,407			197,737	198,407	670
Wilmington Trust Company	Vanguard 500 Index Fund	7,556,114				7,556,114	7,556,114
			539,741			529,551	539,741	10,190
Wilmington Trust Company	Wilmington Trust Company Prime
	Money Market Portfolio	1,521,193				1,521,193	1,521,193
			1,521,076			1,521,076	1,521,076
Wilmington Trust Company	Dodge & Cox Stock Fund	1,032,707				1,032,707	1,032,707
			62,273			43,053	62,273	19,220

There were no reportable transactions under categories (ii) and (iv).

(Concluded)

SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Knape & Vogt Manufacturing Company Employees’ Retirement Savings Plan have caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KNAPE & VOGT MANUFACTURING COMPANY EMPLOYEES' RETIREMENT SAVINGS PLAN By: /s/ William R. Dutmers —————————————— Name: William R. Dutmers Title: Chairman of the Board and Chief Executive Officer

Date: December 22, 2005

EXHIBIT INDEX

Exhibit No.	Description

23.1	Independent Auditors' Consent of Deloitte & Touche LLP